Mail Stop 6010
Via Facsimile and U.S. Mail


August 26, 2005

Mr. Donald H. Nikolaus
President
Donegal Group, Inc.
1195 River Road
Marietta, Pennsylvania 17547

      Re:	Donegal Group, Inc.
      Form 10-K for fiscal year ended December 31, 2004
      File No. 0-15341

Dear Mr. Nikolaus:

      We have reviewed your August 5, 2005 response to our June
24,
2005 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 13 - Annual Report to Shareholders
General

1. We noted that you included new disclosures in the Form 10-Q for the quarterly period ended June 30, 2005 as described in your responses to certain comments, e.g. sensitivity of equity to variability in loss and loss expense reserves and table of contractual obligations. However, we were unable to locate the proposed disclosure discussed in your responses to other comments, e.g. disclosure relating to loss and loss expense experience as described in your responses to comments 3 and 4. Please provide examples in disclosure-type format for all proposed disclosures described in your response letter and clarify in which filing you plan to make these new disclosures.


Management`s Discussion and Analysis
Critical Accounting Policies and Estimates
Liability for Losses and Loss Expenses, page 10

2. Please refer to prior comments 3 and 4. Your disclosure in the Form 10-Q for the quarter ended June 30, 2005 does not appear to provide investors with an adequate understanding of the uncertainties in applying the accounting policies related to your liability for losses and loss expenses, the historical accuracy of these critical accounting estimates, the key assumptions used in your sensitivity analysis that are reasonably likely to change, and the expected likelihood of material changes in the future. Please provide this information to us in a disclosure-type format or tell us why these disclosures are not necessary.

Management`s Evaluation of Operating Results, page 11

3. Please refer to prior comments 5 and 6. You state that Donegal and the Mutual Company target different markets, e.g. preferred versus standard tier products, with different pricing and underwriting standards and that the pool is intended to spread the risk of loss from operating in these different markets between the two companies.
For 2004, this risk of loss appeared to vary significantly between the two pool participants. We note that you ceded $63 million of premium to the pool and assumed $168 million of premium from the pool, which appeared to increase income before income tax expense and extraordinary item by $46 million, i.e. the margin of $66.3 million on assumed business less the margin of $20.3 million on ceded business. Please provide to us in a disclosure-type format a discussion that quantifies more explicitly the impact of this pooling arrangement on your operating results for each period presented. Your proposed new disclosure should also discuss the close strategic and operational integration of the Mutual Company and Donegal, the complementary nature of their target markets and products and the differences between the risk profiles of these two companies.

      Liquidity and Capital Resources, page 14

4. Please refer to your response to prior comment 8 and your new disclosures in the Form 10-Q for the quarterly period ended June 30,
2005. Disclosure of the liability for unpaid losses and loss adjustment expenses in the table of contractual obligations should be on a gross basis. Please provide us that information in which to evaluate your disclosure.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.
`
      You may contact Frank Wyman, Staff Accountant, at 202-551-
3660
or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

								Sincerely,


								Jim B. Rosenberg
							Senior Assistant Chief
      Accountant
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Mr. Donald H. Nikolaus
Donegal Group, Inc.
August 26, 2005
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